NEWS RELEASE

EMX Royalty Announces Second Quarter 2022 Results

Vancouver, British Columbia, August 15, 2022 (NYSE American: EMX; TSX Venture: EMX; Frankfurt: 6E9) - EMX Royalty Corporation (the "Company" or "EMX") is pleased to report results for the quarter ended June 30, 2022 ("Q2 2022"). The Company's filings for the quarter are available on SEDAR at www.sedar.com, on the U.S. Securities and Exchange Commission's website at www.sec.gov, and on EMX's website at www.EMXroyalty.com. Financial results were prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

HIGHLIGHTS FOR Q2-2022

Financial Update

All dollar amounts in this news release are Canadian dollars (CDN) unless otherwise noted.

  Revenue and other income for the three months ended June 30, 2022 was $8,952,000 including income of $921,000 from the Leeville royalty, which was an increase as production has moved into Four Corners and corridor from Carlin East to Rita K. Adjusted revenue and other income1 was $12,055,000 including $3,103,000 for the Company's share of royalty revenue from the effective Caserones copper royalty interest in Chile.
  After recovering $2,570,000 from partners, the Company's net royalty generation costs totaled $3,944,000.
  General and administrative costs totaled $1,166,000. Impacting general and administrative costs, were higher investor relations costs for increased marketing and communications activities, including the attendance of trade shows, offset by a decrease in professional fees as no further costs were incurred relating to the Barrick settlement of the Bullion Monarch litigation in the US.
  Share-based payments totaled $2,714,000 for the period compared to $2,845,000 in Q2-2021. The aggregate share-based payments relate mainly to the fair value of stock options and restricted share units ("RSUs") granted and vested during the period.
  Finance expenses of $1,756,000 associated with the Sprott Credit Facility and the SSR VTB note. As at June 30, 2022, the Company had repaid in full the SSR VTB note (including interest) totaling $10,774,000.

1 Adjusted revenue and other income, and adjusted cash provided by (used in) operating activities are non-IFRS financial measures with no standardized meaning under IFRS and might not be comparable to similar financial measures disclosed by other issuers. Refer to the "Non-IFRS financial measures" section on page 22 of the Company's MD&A for the six months ended June 30, 2022 for more information on each non-IFRS financial measure.

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  For the quarter, the Company had income from operations of $1,285,000 and a net loss of $4,125,000.
  Other significant items affecting income for the three months ended June 30, 2022 included, unrealized fair value losses on investments of $4,390,000, and foreign exchange adjustments of $1,983,000.
  As at June 30, 2022, the Company had unrestricted cash and cash equivalents of $9,862,000, investments, long-term investments and loans receivable valued at $27,452,000, and a loan payable of $51,039,000.

Corporate Updates

Acquisition of Additional Royalty Interest on Caserones

In Q2-2022, EMX acquired an additional (effective) 0.3155% Net Smelter Return ("NSR") royalty on the Caserones Copper-Molybdenum Mine located in northern Chile for US$25.74 million. When combined with EMX's (effective) 0.418% NSR interest acquired in August 2021 (see EMX news release dated August 17, 2021), EMX now holds an effective 0.7335% NSR royalty.

Appointment of Independent Director

Subsequent to Q2-2022, EMX announced that Mr. Geoff Smith was appointed to the Board of Directors of the Company effective July 5, 2022. Mr. Smith brings to the board the benefit of 17 years of M&A and corporate finance experience having advised on or financed many of the largest, most complex and innovative streaming transactions in the past 10 years.

Commencement of Commercial Production at Gediktepe

Subsequent to Q2-2022, EMX announced the achievement of commercial production for oxide gold mineralization at its flagship Gediktepe royalty property in western Turkey. The Company holds a 10% NSR royalty on oxide gold production at Gediktepe, and operator Polimetal Madencilik Sanayi ve Ticaret A.S. ("Polimetal"), a private Turkish company, has informed EMX that it has produced over 10,000 gold equivalent ounces2, the trigger for commencement of production royalty payments to EMX.

Impact of Covid 19

EMX continues to monitor developments regarding the ongoing coronavirus pandemic ("COVID-19"), with a focus on the jurisdictions in which the Company operates. EMX has implemented COVID-19 prevention, monitoring and response plans following the guidelines of international agencies and the governments and regulatory agencies of each country in which it operates. EMX's priority is to safeguard the health and safety of its personnel and host communities, support government actions to slow the spread of COVID-19 and assess and mitigate the risks to business continuity.

2 Gold equivalent ounces as referred to in the definition of "Oxide Commercial Production" in the 2019 Gediktepe share purchase agreement between Alacer Gold Madencilik A.S. and Lidya Madencilik.

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Royalty Generation Updates

EMX's royalty and mineral property portfolio consists of 266 properties in North America, Europe, Turkey, Latin America and Australia (See Figure 1. The Company's portfolio is comprised of the following:

Producing Royalties	5
Advanced Royalties	9
Exploration Royalties	155
Royalty Generation Properties	97

Figure 1. EMX's royalty and mineral property portfolio.

During Q2-2022, the Company's royalty generation business was active in North America, South America, Europe, Turkey, and Australia. The Company spent $6,514,000 and recovered $2,570,000 from partners. During the quarter the Company also completed one partnership in the US and continued to grow the portfolio with new mineral property acquisitions.

Highlights from Q2 2022 include the following:

  In the US the Company added to its growing royalty portfolio with the completion of one new royalty agreement, the advancement of twelve partner-funded work programs, including four drill projects, and new generative work leading to the acquisition of a district-wide land position at Tonopah, Nevada as well as expanded royalty footprints in Idaho. Subsequent to Q2 2022, three agreements with Hochschild were terminated and the projects are available for partnership.
  EMX released drill results from its Hardshell royalty property in southern Arizona where operator South32 Limited is advancing a new copper-rich target named Peake, as well as potential extensions of Taylor CRD styles of mineralization.
  In Canada, EMX conducted work programs to advance and delineate targets on recently acquired properties as partners continued to advance the portfolio with multiple field programs, including drill programs, while EMX received $206,000 in cash payments and $45,000 in share equity payments.

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  EMX's South American royalty portfolio advanced through drill programs conducted by AbraSilver Resource Corp., Aftermath Silver Ltd, and GR Silver Mining Ltd.  Q2 drill programs at both Diablillos and Berenguela continue to produce significant results that extend mineralization away from known zones as well as confirming historical drill results. Pampa Metals announced the discovery of a new porphyry target for drill testing later this year at EMX's Block 4 royalty property.
  EMX continued to expand its portfolio of projects in northern Europe in Q2 by adding several additional "battery metals" projects. EMX continues to seek new acquisition and staking opportunities around the world, and recently established a corporate presence in Morocco and the Balkans region.
  In Sweden, a 750 meter drill program was completed by partner District Metals Corp. at the Tomtebo project in Q2, with analytical results pending.
  Drill programs also commenced at partner Playfair Mining's RKV project in Norway and on the Norden Crown Metals and Boliden AB joint venture property in Norway. Initial results are anticipated to be received in Q3.
  Work continued to expand the known footprint of cobalt mineralization at EMX's Yarrol property in Queensland, Australia. Surface sampling of cobalt enriched manganiferous mineralization developed on the north side of the Yarrol project shows cobalt enrichments over broad areas where lenses of manganese-rich conglomerate have been found in the field.

Financing Updates

Private Placement with Franco-Nevada

EMX completed a $12,580,000 (US$10,000,000) private placement with Franco-Nevada Corporation ("Franco-Nevada"). The proceeds were used to acquire the additional (effective) NSR on the Caserones open pit mine in northern Chile (see EMX's news release dated April 14, 2022).

Franco-Nevada purchased 3,812,121 units of the Company at a price of $3.30 per unit. Each unit consisted of one common share of EMX and one warrant, with each warrant entitling the holder thereof to purchase one common share of EMX for $4.45 for a period of five years. The shares issued upon closing and the shares issuable upon the exercise of the warrants will be subject to a four-month restricted resale (hold) period expiring August 15, 2022. Franco-Nevada now owns approximately 3.5% of the issued and outstanding shares of EMX on an undiluted basis.

Repayment of Vendor Take Back Note

During Q2-2022, EMX repaid in full the vendor take back note issued to SSR Mining Inc. on October 21, 2021, totaling $10,774,000 including interest owed.

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Investment Updates

As at June 30, 2022, the Company had investments totaling $26,082,000 which included $20,583,000 in various public and private entities, and $5,499,000 in non-current investments. The Company will continue to generate cash flow by selling certain of its investments when appropriate.

Strategic Investment in Premium Nickel Resources

In Q1-2022, EMX completed a strategic investment in Premium Nickel Resources Corporation ("PNR"), a private Canadian company advancing nickel-copper-cobalt and platinum group element ("PGE") projects in Botswana. EMX now owns 5,412,702 shares or 6.3% of the issued and outstanding shares of PNR having purchased an additional one million shares in April 2022. This purchase was part of a recent financing completed by PNR at US$2.00 per share.

On April 26, 2022, PNR announced the execution of a definitive agreement for a reverse takeover transaction ("RTO") with North American Nickel Inc. (TSX:"NAN"). This transaction will effectively take PNR public, offering liquidity for shareholders such as EMX. Trading of NAN shares was halted after the announcement, with approval for the transaction and resumption of trading for the resultant issuer expected in Q3. Securityholders of PNR will receive 5.27 shares of the resultant issuer for each share of PNR held (see NAN news release dated April 26, 2022).

PNR subsequently informed EMX that it had commenced an exploration drill program in the Selebi Mine area and will likely continue drilling through the remainder of 2022. Subsequent to period end, NAN and PNR announced that the TSX Venture Exchange has provided conditional approval for the RTO transaction (see NAN news release dated July 21, 2022).

OUTLOOK

This year will see an increase in revenue and other income coming from our cash flowing royalties, including Caserones in Chile, Leeville in Nevada, and potentially Timok in Serbia (pending conclusion of the royalty rate discussions with Zijin). Likewise, Gediktepe and Balya in Turkey have commenced commercial production, and EMX anticipates receipt of production royalty payments from both projects in Q3. As in previous years, production royalties will continue to be complemented by option, advance royalty, and other pre-production payments from partnered projects across the global portfolio. The Company plans to give production guidance for 2022 later this year.

So far in 2022, EMX has acquired an additional (effective) 0.3155% royalty interest on Caserones and completed a $12,580,000 (US $10,000,000) private placement with Franco-Nevada and a strategic investment in PNR.

The Company will continue to strengthen its balance sheet over the course of the year by looking to retire portions of its long-term debt, continuing to evaluate equity markets (including the filing of a shelf prospectus), and the ongoing monetization of the Company's marketable securities.

EMX is well funded to identify and pursue new royalty and investment opportunities, while further filling a pipeline of royalty generation properties that provide opportunities for additional cash flow, as well as exploration, development, and production success.

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QUALIFIED PERSONS

Michael P. Sheehan, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed, verified and approved the above technical disclosure on North America, Latin America, and Strategic Investments. Eric P. Jensen, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed, verified and approved the above technical disclosure on Europe, Turkey, and Australia.

About EMX.  EMX is a precious, base and battery metals royalty company. EMX's investors are provided with discovery, development, and commodity price optionality, while limiting exposure to risks inherent to operating companies. The Company's common shares are listed on the NYSE American Exchange and TSX Venture Exchange under the symbol "EMX", and also trade on the Frankfurt exchange under the symbol "6E9". Please see www.EMXroyalty.com for more information.

For further information contact:

David M. Cole President and CEO Phone: (303) 973-8585 Dave@EMXroyalty.com	Scott Close Director of Investor Relations Phone: (303) 973-8585 SClose@EMXroyalty.com	Isabel Belger Investor Relations (Europe) Phone: +49 178 4909039 IBelger@EMXroyalty.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release

Forward-Looking Statements

This news release may contain "forward looking statements" that reflect the Company's current expectations and projections about its future results. These forward-looking statements may include statements regarding perceived merit of properties, exploration results and budgets, mineral reserves and resource estimates, work programs, capital expenditures, timelines, strategic plans, market prices for precious and base metal, or other statements that are not statements of fact. When used in this news release, words such as "estimate," "intend," "expect," "anticipate," "will", "believe", "potential"  and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company's future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause the Company's actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs, expectations of project funding by joint venture partners and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein.  Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company's MD&A for the quarter ended June 30, 2022 (the "MD&A"), and the most recently filed Annual Information Form ("AIF") for the year ended December 31, 2021, actual events may differ materially from current expectations. More information about the Company, including the MD&A, the AIF and financial statements of the Company, is available on SEDAR at www.sedar.com and on the SEC's EDGAR website at www.sec.gov.

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Tel:  (604) 688-6390  Fax:  (604) 688-1157

www.EMXroyalty.com